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                    U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


   [ ] Form 10-K and 10-KSB [ ] Form 20-F [X] Form 11-K Form 10-Q and 10-QSB
                                [ ] Form N-SAR

   For Period Ended: October 31, 1996

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Part I  Registrant Information

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Full Name of Registrant:       BRIDAL EXPOS, INC.
                              510 Montauk Highway
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                    (Address of Principal Executive Office)

                             West Islip, NY. 11795
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                           (City, State and Zip Code)

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Part II Rules 12b-25(b) and (c)

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         (a)      The reasons described in reasonable detail in Part III of
                  this form could not be eliminated without unreasonable effort or expense.

         (b) The subject report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date.

         (c)      Not applicable.


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Part III Narrative

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The Registrant has been unable to complete and file, when originally due, the report on Form 10-QSB as a result of delays in completing the financial statements due to problems with its computerized general ledger system.

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Part IV  Other Information

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         (1) Name and telephone number of person to contact in regard to this notification

         Lawrence A. Muenz                            (516) 242-7384
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         (Name)                             (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                      [X] Yes  [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                      [ ] Yes [X] No

             If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Bridal Expos, Inc.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:

Date:  December 16, 1996                    By:      /s/ William F. Heaton III
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                                            Name:   William F. Heaton III

                                            Title:  President, Treasurer
                                                    Chief Executive Officer,
                                                    Principal Accounting and
                                                    Chief Financial Officer